1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date May 4, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent the Company’s views as of the date of this release. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this release.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

First Quarterly Report for the Year 2005

IMPORTANT

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) and the directors of Yanzhou Coal Mining Company Limited (the “Company”) confirm that this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibilities for the truthfulness, accuracy and completeness of the content.

The Company’s chairman, Mr. Wang Xin, chief financial officer, Mr. Wu Yuxiang, and chief of the planning and finance department, Mr. Zhang Baocai, confirm that the financial statements of the first quarterly report for the year 2005 (the “Report”) are true and complete.

The financial statements in the Report of the Company have not been audited.

Summary of the unaudited results for the first quarter ended 31st March 2005:

•	The Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies of the CSRC.

•	All financial information contained in the Report is prepared in accordance with the PRC Generally Accepted Accounting Principles. The Company has also provided the average coal prices of the first quarter of 2005 calculated in accordance with the basis reflected in its previous periodical reports as announced overseas. Please refer to the section headed “Brief analysis of general operating performance during the period under review”. Shareholders of the Company and public investors should be aware of the different calculation bases used in the Report, interim and annual reports when trading in shares of the Company.

•	Unless otherwise specified, the currency in the Report is denominated in Renminbi.

•	During the period under review, revenue from principal operations was RMB3,453.162 million, representing an increase of RMB1,102.416 million or 46.9% as compared with the same period last year. Net profit was RMB792.676 million, representing an increase of RMB400.767 million or 102.3% as compared with the same period last year.

•	In accordance with the requirements of the CSRC regulations, if a listed company estimates that the accumulated net profit from the beginning of this year to the end of the next reporting period increases by more than 50% as compared with the same period last year, the listed company is required to make an announcement to the public. Solely for the purpose of complying with such regulations, the Company announces that it estimates that the accumulated net profit for the first half of 2005 will increase by more than 50% over the same period in 2004. However, the Company cannot provide any assurance that these results will be achieved. Actual results may vary materially from the projections made. Shareholders of the Company and public investors are cautioned not to place undue reliance on these projections.

•	The information in the Report is the same as that published on the Shanghai Stock Exchange, and the Report is published simultaneously in the PRC and overseas.

1.	GENERAL INFORMATION

1.1	General Information

Listed Stock Exchange	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	The New York Stock Exchange, Inc.
Stock abbreviation	Yanzhou Mei Ye	—	—
Stock code	600188	1171	YZC

	Secretary of the Board of Directors	Representative of Securities Business
Name	Chen Guangshui	—
Contact address	40 Fushan Road, Zoucheng,	—
Shandong Province, PRC
Tel	(86-537)-5382319	—
Fax	(86-537)-5383311	—
E-mail:	yzc@yanzhoucoal.com.cn	—

1.2	Financial Information

1.2.1	Major accounting data and indexes

	At the end of this reporting period	At the end of the last financial year	Increase/decrease
	(unaudited)	(audited)	(%)
Total assets (RMB)	19,588,498,899	18,213,918,970	7.5
Shareholders’ equity (excluding minority interest) (RMB)	16,103,223,559	15,252,470,563	5.6
Net assets per share (RMB)	5.24	4.96	5.6
Net assets per share after adjustment (RMB)	5.22	4.94	5.7

	Reporting period	From the beginning of this year to the end of this reporting period	Increase/decrease (%) of this reporting period over the same period last year
	(unaudited)	(unaudited)
Net cash flow from operating activities (RMB)	1,991,537,608	1,991,537,608	74.3
Earnings per share (RMB)	0.258	0.258	88.3
Return on net assets (%)	4.92	4.92	increase by 1.51 per cent.
Weighted average return on net assets after deducting extraordinary gain and loss (%)	5.06	5.06	increase by 1.56 per cent.

Extraordinary gain and loss	Amount (RMB)
(unaudited)
Non-operating income	132,511
Non-operating expenses	(529,007)
Income from short-term investments	(630,563)
Impact on income tax	452,021
Total	(575,038)

1.2.2	Statement of income

Yanzhou Coal Mining Company Limited

Statement of income

(For the three months ended 31st March)

Unit: RMB Yuan

		The Group (For the three months ended 31 st March)		The Company (For the three months ended 31 st March)
Item		2005	2004	2005	2004
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue from principal operations		3,453,162,112	2,350,745,792	3,453,162,112	2,350,745,792
Less:	Cost of principal operations	1,214,801,222	1,050,399,560	1,214,913,829	1,050,501,221
	Sales taxes and surcharges	59,003,302	39,430,582	59,003,302	39,430,582
Profit from principal operations		2,179,357,588	1,260,915,650	2,179,244,981	1,260,813,989
Add:	Profit from other operations	13,495,421	10,904,591	12,605,459	9,644,273
Less:	Operating expenses	279,331,360	289,555,562	280,027,740	290,500,158
	Administrative expenses	718,681,055	376,168,617	697,585,179	374,458,573
	Financial expenses	627,565	4,425,202	340,176	4,435,287
Operating profit		1,194,213,029	601,670,860	1,213,897,345	601,064,244
Add:	Investment income	351,525	1,237,629	(19,582,738)	1,653,213
	Subsidy income	—	—	—	—
	Non-operating income	132,511	292,872	132,511	292,872
Less:	Non-operating expenses	529,007	2,747,035	529,007	2,746,685
Total profits		1,194,168,058	600,454,326	1,193,918,111	600,263,644
Less:	Income taxes	401,350,226	208,436,846	401,241,685	208,354,395
	Minority interest	141,406	108,229	—	—
Net profit		792,676,426	391,909,251	792,676,426	391,909,249

1.3	The total number of shareholders at the end of this reporting period and the top 10 shareholders holding listed shares of the Company

Unit: shares
Total number of shareholders at the end of this reporting period	21,893

The top 10 shareholders holding listed shares of the Company

Full Name of Shareholders	Number of shares at the end of this reporting period	Classes of shares held
HKSCC Nominees Limited	1,222,517,998	H shares
Zhongxin Classic Allocation Securities Investment Fund	12,726,984	A shares
Shenyin Wanguo – Citibank – Deutsche Bank Aktiengesellschaft	12,331,469	A shares
Shenyin Wanguo – Citibank – UBS Limited	9,275,253	A shares
Changsheng Dramatic Choiceness Securities Investment Fund	7,531,051	A shares
Kerui Securities Investment Fund	5,224,227	A shares
International Finance – Standard Chartered – Citigroup Global Markets Limited	4,977,369	A shares
Hanxing Securities Investment Fund	4,307,872	A shares
Tongyi Securities Investment Fund	4,191,693	A shares
Tongsheng Securities Investment Fund	3,977,118	A Shares

2.	MANAGEMENT DISCUSSION AND ANALYSIS

2.1	Brief analysis of general operating performance during the period under review

(1)	Brief analysis of general operating performance during the period under review

The Company’s revenue from principal operations was RMB3,453.162 million, representing an increase of RMB1,102.416 million or 46.9% over the same period in 2004, among which the income from the sale of coal was RMB3,404.573 million, representing an increase of RMB1,110.514 or 48.4%. The decrease in the sales of coal led to a decrease in income from principal operations amounting to RMB328.986 million whereas the increase in the coal prices led to an increase in revenue from principal operations amounting to RMB1,439.500 million. The railway assets specifically used for the transportation of coal (the “Railway Assets”) realized a railway transportation service income of RMB48.589 million (income realized from the transportation volume, the transportation expenses of which were borne by the customers), representing a decrease of 8.097 million or 14.3% over the same period in 2004. The Company’s cost of principal operations was RMB1,214.801 million, representing an increase of RMB164.401 million or 15.7% over the same period in 2004, among which the cost of sale of coal products was RMB1,191.092 million, representing an increase of RMB159.456 million or 15.5% as compared with the same period last year. The unit cost of coal sales was RMB138.21/tonne, representing an increase of RMB35.66/tonne or 34.8% as compared with the same period last year. Such increase in the unit cost of coal sales was mainly attributable to certain factors such as the increase in the provision for safe production expenses, the specific fund for reform and development and commodity prices and employees’ wages, and the increase in fixed costs resulting from the decrease in the sales of coal.

The Company’s profit from principal operations increased by RMB918.442 million or 72.8% to RMB2,179.358 million as compared with the same period in 2004.

The Company’s net profit increased by RMB400.767 million or 102.3% to RMB792.676 million as compared with the same period in 2004.

The Company’s raw coal production was 9.66 million tonnes, representing a decrease of 0.72 million tonnes, or 6.9%, as compared with the same period in 2004. The production volume of saleable coal was 9.06 million tonnes, representing a decrease of 0.65 million tonnes or 6.7%.

The Company sold 8.62 million tonnes of coal, representing a decrease of 1.44 million or 14.3%, as compared with the same period in 2004. Among which 6.48 million tonnes of coal were sold to the domestic market, representing a decrease of 1.20 million tonnes or 15.6%, as compared with the same period in 2004; and 2.14 million tonnes were sold to the overseas market, representing a decrease of 0.24 million or 10.1%, as compared with the same period in 2004.

During the period under review, the railway transportation volume of the Company was 5.86 million tonnes, representing a decrease of 0.81 million tonnes or 12.1%.

(2)	Analysis of the Company’s Coal Prices during the Period under Review

Unit: RMB/tonne

	Year 2005 The first quarter	Year 2004 The first quarter	For the year ended 31st December, 2004
Average coal price	395.07	228.03	315.25
Domestic	375.66	215.48	286.06
Export	453.69	268.61	396.83

During the period under review, the Company’s average coal price was RMB395.07/tonne, representing an increase of RMB167.04/tonne or 73.3% as compared with the same period in 2004. Among which, the average domestic coal price was RMB375.66/tonne, representing an increase of RMB160.18/tonne or 74.3% as compared with the same period in 2004; and the average export coal price was RMB453.69/tonne, representing an increase of RMB185.08/tonne or 68.9% as compared with the same period in 2004. The increase in coal price reflected mainly the following: (i) the significant increase in the domestic and overseas coal market prices and (ii) the continued implementation of the Company’s sales strategy “Four Optimizations” such as the optimization of product mix, which increased the coal prices.

The table below sets out the average coal prices of the first quarter calculated in accordance with the basis reflected in the Company’s previous periodical reports as announced overseas:

Unit: RMB/tonne

	Year 2005 The first quarter	Year 2004 The first quarter	For the year ended 31st December, 2004
Average coal pricenote	357.39	196.41	272.31
Domestic	357.03	200.73	264.45
Export	358.49	182.46	294.26

Note:	The average coal price represents the invoice price deducted by sale tax, transportation cost from the Company to ports, port charges and miscellaneous fees for coal sales.

As calculated in accordance with the basis reflected in the Company’s previous periodical reports and as announced overseas, the average coal price in the first quarter of 2005 was RMB357.39/tonne, representing an increase of RMB160.98/tonne or 82.0% as compared with the same period last year. Among which, the average domestic coal price was RMB357.03/tonne, representing an increase of RMB156.30/tonne or 77.9% as compared with the same period last year, and the average export coal price was RMB358.49/tonne, representing an increase of RMB176.03/tonne or 96.5% as compared with the same period last year.

2.1.1	Information on principal operations or products which contributed 10% or more to the revenue from principal operations or profit from principal operations

Industries/products	Revenue from principal operations (RMB thousand)	Cost of principal operations (RMB thousand)	Gross profit ratio
	(Unaudited)	(Unaudited)	(%)
Coal mining & preparation	3,404,573	1,191,092	65.1
Including: connected transactions	186,598	65,285	65.0

2.1.2	Seasonal or periodical factors for the Company’s operation

☐  Applicable                         ☑  Not applicable

2.1.3	Breakdown of profits for the reporting period (material changes in the proportion of the total profits of the following items as compared with the previous reported period and the reason thereof: profit from principal operations, profit from other operations, expenses, investment income, subsidy income and net non-operating income and expenses)

	Period under review (RMB thousand)	For the financial year ended 31st December, 2004 (RMB thousand)	In relation to the total profit (%)
			Period under review	For the financial year ended 31st December , 2004	Increase/decrease
	(Unaudited)	(Audited)			(%)
Profit from principal operations	2,179,358	6,891,351	182.50	167.48	9.0
Profit from other operations	13,495	39,032	1.13	0.95	19.0
Expenses	998,640	2,727,000	83.63	66.27	26.2
Investment income	352	25,175	0.03	0.61	-95.1
Subsidy income	—	—	—	—	—
Net non-operating income and expenses	-396	-113,734	-0.03	-2.76	—
Total profit	1,194,168	4,114,823	100.00	100.00	0.0

The reason for the changes: the proportion of the Company’ investment income to its total profit decreased by 95.1% from 0.61% for the financial year ended 31st December, 2004 to 0.03% for this reporting period, which is mainly due to the decrease in interest income from the entrusted loan when comparing the period under review with the previous reported period.

2.1.4	Details and explanation on material changes in principal operation and its composition as compared with the previous reported period

☐  Applicable                         ☑  Not applicable

2.1.5	Details and explanation on material changes in the profitability (gross profit margin) of principal operations as compared with the previous reported period

☐  Applicable                         ☑  Not applicable

2.2	Major events and their impact and analysis on the solutions

☑  Applicable                         ☐  Not applicable

Entrusted loan

The Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited through the Bank of China Jining Branch, which was secured by a guarantee provided by Lianda Group Limited.

To avoid risk and to ensure repayment of the principal and interest of the entrusted loan, the Company has applied and obtained an order from the Higher People’s Court of Shandong

Province to freeze 289 million shares held by Lianda Group Limited in Huaxia Bank Company Limited (“Huaxia Bank Shares”). For details of the entrusted loan, please refer to the announcement published in the domestic China Securities Journal and Shanghai Securities News and in Wen Wei Po and South China Morning Post of Hong Kong on 26th April 2005.

Since Shandong Xin Jia Industrial Company Limited failed to duly repay the principal and the interest, the Company lodged an application with the Higher People’s Court of Shandong Province on 22nd January, 2005 for a mandatory execution of the civil mediation notice (Lu Min Er Chu Zi No. 27 (2004)). The Higher People’s Court of Shandong Province gave a verdict on 28th March, 2005 allowing a lawful auction of the freezed Huaxia Bank Shares held by Lianda Group in order to receive the principal, the interest, the penalty interest and the related costs and expenses of the entrusted loan.

As the end of this reporting period, the Higher People’s Court of Shandong Province has not yet completed the procedure for the auction and the Company has not yet received the principal, the interest, the penalty interest and the related costs and expenses of the entrusted loan. As at the end of this reporting period, the Higher People’s Court of Shandong Province has not yet received the principal, the interest, the penalty interest and the related costs and expenses of the entrusted loan.

2.3	Details and reasons for the changes in accounting policies, accounting estimations, scope of consolidation and for the significant accounting errors

☐  Applicable                         ☑  Not applicable

2.4	Explanations made by the Board and the supervisory committee under the situation where an audit report with non-standard opinion was issued

☐  Applicable                         ☑  Not applicable

2.5	Caution and explanations for possible loss or material changes in net profit in the period from the beginning of this year to the end of the next reporting period as compared with the same period in last year

In the first quarter of 2005, the Company’s net profit increased by 102.3% as compared with the same period in 2004.

The Company aims to increase coal sales price by continuously improving the quality of products and optimizing coal mix and products mix.

Based on the prices of the signed domestic coal sales contract of the Company and the trend of the coal prices in domestic and overseas markets, the Company estimates that the accumulated net profit for the first half of 2005 will increase by more than 50% as compared with the same period in 2004.

(Note:	the above estimation was given to comply with the requirements of the China Securities Regulatory Commission (“CSRC”).)

The Company did not prepare the above projections with a view towards compliance with published guidelines of the American Institute of Certified Public Accountants regarding forecasts and projections. The Company is announcing this estimate solely for the purpose of complying with CSRC regulation. Such projections are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, the Company cannot provide any assurance and makes no representation that these results will be achieved. Actual results of the Company may vary materially from the above projections. Shareholders of the Company and public investors are cautioned not to place undue reliance on these projections.

2.6	Subsequent changes on those already disclosed annual business plan or budget of the Company

☐  Applicable                            ☑  Not applicable

3.	DIRECTORS

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing and the independent non-executive directors of the Company are Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr.Wang Quanxi.

Note:	The full versions of the Company’s balance sheet, income statement and cash flow statement for the first quarter of 2005 are published on the website of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and Shanghai Stock Exchange at http://www.sse.com.cn.

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 3310

•	Contact person: Chen Guangshui, Secretary

•	Website: http://www.yanzhoucoal.com.cn

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited Wang Xin
Chairman of the Board

Zoucheng, PRC, 27th April, 2005